--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Fleming     Standish          M           Triangle Pharmaceuticals, Inc.     (VIRS)          X   Director             10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
c/o Forward Ventures                            Person (Voluntary)                            -----------------  ------------------
9255 Towne Centre Drive, Suite 300                                            May 2001
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
San Diego        CA               92121                                                          Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)         (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security            2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                      action      action        or Disposed of (D)            Securities       ship        of In-
                                   Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                               (Instr. 8)                                  Owned at         Direct      Bene-
                                  (Month/                                                  End of           (D) or      ficial
                                   Day/     -------------------------------------------    Month            Indirect    Owner-
                                   Year)                               (A) or                               (I)         ship
                                             Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                           and 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    106,082        D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     817(1)        I       By family
                                                                                                                       trust
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                1,545(+)(2)        I       By
                                                                                                                       children's
                                                                                                                       trust
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                4,122(+)(3)        I       By limited
                                                                                                                       partnership
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                              520,000(+)(4)        I       By general
                                                                                                                       partnership
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                              233,633(+)(5)        I       By general
                                                                                                                       partnership
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                    5/18/2001     C              1,229,130   A       (++)   1,229,139(+)(6)        I       By general
                                                                                                                       partnership
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                    5/18/2001     C                104,200   A       (++)     104,200(+)(7)        I       By general
                                                                                                                       partnership
-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (3-00)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Series B Convertible               1-for-10(++)  5/18/2001     C                       122,913(8)
Preferred Stock
------------------------------------------------------------------------------------------------------------------------
Series B Convertible               1-for-10(++)  5/18/2001     C                        10,420(8)
Preferred Stock
------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to Buy)            $5        5/18/2001     A     V       22,500                    (9)     5/17/2011
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common Stock        1,229,130                     0(6)               1          By general
                                                                                partnership
------------------------------------------------------------------------------------------
Common Stock          104,200                     0(7)               1          By general
                                                                                partnership
------------------------------------------------------------------------------------------
Common Stock           22,500                    29,834              D
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:

(+) Mr. Fleming disclaims beneficial ownership of these shares other than to the extent of his individual partnership and member pecuniary interests.
(++)  Each share of Series B Convertible Preferred Stock automatically converted into ten shares of Common Stock upon stockholder approval of the terms of the sale of such shares at the annual meeting of stockholders held on May 18, 2001.
(1) Represents shares held by the Fleming Family Trust, of which Mr.
Fleming is a co-trustee.
(2) Represents shares held by the Fleming Family Children's Trust, of which
Mr. Fleming is a co-trustee.
(3) Represents all shares held by Forward II Associates, L.P. (to the extent of its own partnership interest in Forward Ventures II, L.P.).
(4) Represents all shares held by Forward Ventures II, L.P.
(5) Represents all shares held by Forward Ventures III, L.P., of which Forward III
Associates, L.L.C. is the general partner, of which Mr. fleming is a managing member.
(6) Represents all shares held by Forward Ventures IV, L.P., of which Forward IV
Associates, L.L.C. is the general partner, of which Mr. Fleming is a manager member.
(7) Represents all shares held by Forward Ventures IV B, L.P., of which Forward IV
Associates, L.L.C. is the general partner, of which Mr. Fleming is a managing member.
(8) Forward Ventures IV B, L.P. transferred 2,209 shares of Series B Convertible
Preferred Stock to Forward Ventures IV, L.P. for $60 per share.
(9) The option shall vest and become exercisable with respect to 7,500 shares on the day immediately preceding the date of each subsequent annual meeting of stockholders following the grant date until all of such shares shall become vested and exercisable.
                                                                                 /s/ STANDISH M. FLEMING             June 8, 2001
                                                                               -----------------------------------  --------------
                                                                                 **Signature of Reporting Person         Date
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                             Page 2
                                                                                                                    SEC 1474 (3-90)